FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              26 February, 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






       International Power & Saudi Oger Complete US$510 million financing for Saudi Aramco cogeneration projects in Saudi Arabia

(London - 26 February 2004) International Power and Saudi Oger are pleased to announce that the financing for the 1,075MW Saudi Aramco cogeneration projects in Saudi Arabia has successfully been completed today.

The financing comprises a non-recourse US$510 million facility that has a 17 year term. Total equity investment in the projects amounts to US$130 million of which US$78 million will be invested by International Power and US$52 million by Saudi Oger in line with their respective equity interest (International Power 60%, Saudi Oger 40%).

Philip Cox, Chief Executive Officer of International Power said: "International Power and Saudi Oger are pleased by the strong interest shown by the lenders in this financing, and we look forward to supplying energy to Saudi Aramco following the commissioning of these plants in 2006".

The lead arrangers for this financing were Arab National Bank, Banque Saudi Fransi and SAMBA Financial Group.

For further information please contact:

Aarti Singhal
Investor and Media Contact (International Power)
+44 (0)20 7320 8681

or

Joe Aboudiwan
Corporate Business Development (Saudi Oger)
+966-1-477 3116


Notes to Editors:

On completion the four facilities will have total power and steam capacity of 1,075MW and 4.4 million lbs/hr of steam. The power and steam will be supplied to Saudi Aramco under 20-year Energy Conversion Agreements.


END


                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary